Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Partners
EnLink Midstream Partners, LP:

        We consent to the use of our report dated February 28, 2014, with respect to the consolidated balance sheets of EnLink Midstream Partners, LP (formerly Crosstex Energy, L.P.) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in partners' equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Dallas, Texas
October 27, 2014